March 10, 2025

Yongwei Hu
Chief Executive Officer
Bon Natural Life Limited
C601, Gazelle Valley, No.69 Jinye Road
Xi   an Hi-tech Zone, Xi   an, China

       Re: Bon Natural Life Limited
           Registration Statement on Form F-1
           Response dated March 5, 2025
           File No. 333-283333
Dear Yongwei Hu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
General

1.     We note your references throughout the prospectus to an    alternative
cashless exercise
       provision.    The term    cashless exercise    is generally understood
to allow a warrant
       holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to an aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your
       disclosure by removing the references to    alternative cashless
exercise    and using the
       term    zero exercise price    exclusively.
 March 10, 2025
Page 2

       Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Cassi Olson, Esq.